FOR IMMEDIATE RELEASE        Contact:  D.F. King & Co., Inc.
                                              (800) 628-8538


HIGH RIVER TENDER OFFERS FOR McNEIL
LIMITED PARTNERSHIPS


          New York, New York, October 2, 1995 -- High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, announced today that the supplement dated September 29, 1995 (the "Supplement") to the offers to purchase (the "Offers to Purchase") regarding its tender offers (the "Tender Offers") for units of limited partnership interest in each of McNeil Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P., were delivered for mailing to unitholders this past weekend. Additional copies of the Supplement may be obtained by calling D.F. King & Co., Inc., at (800) 628-8538. As previously noted, the Tender Offers are set to expire on Friday, October 6, 1995 at 12:00 midnight, New York City time, and High River has waived the conditions set forth in clauses (e) and (f) of
Section 14 of the Offers to Purchase.

          Limited Partners of McNeil Real Estate Fund XX, L.P., are advised that the information regarding net asset value ("NAV") set forth in the tables on pages 2 and 7 of the Supplement and the information regarding net operating income ("NOI") set forth in the table on page 7 of the Supplement is based on data set forth in the Form 10-Q for McNeil Real Estate Fund XX, L.P. for the period ended June 30, 1995 and not on the seven month information obtained by the Purchaser as referred to in the Supplement under the caption "Section
13. Background of the Offer". Had the seven month information been utilized, the NAV would have been $146.00 and the NOI would have been $577,182.00.